EXHIBIT 99.4

Ethics and Conflict of Interest Policy

June 30, 2005

Introduction

Mercator Minerals Ltd. (the “Company”) and its affiliates (together, the “Group”) expect each of their directors and officers (the “fiduciaries”) to act ethically and with the greatest integrity.  The Group’s fiduciaries have an obligation to avoid potential ethical, legal, financial and other conflicts of interest and to refrain from making personal profits from their positions.

A conflict of interest exists if a fiduciary has personal financial interests or other opportunities for personal benefit of such a nature or extent that they could reasonably be expected to exert a substantial and improper influence upon the fiduciary’s professional judgment in exercising any duty or responsibility to a member of the Group.

One of the purposes of this document (the “Policy”) is to assist the Group and its fiduciaries in identifying potential conflicts of interest and to establish a procedure to deal with them.  As such, the Policy is intended for the benefit of both the individual and the Group.  If properly observed, in appropriate circumstances, the Policy will allow a contract to be treated as valid and binding even though a fiduciary has or may have a conflict of interest with respect to it.

Since the possibilities for conflict of interest are almost limitless and cannot all be covered in procedures, the Group’s fiduciaries are expected to conduct themselves at all times with the highest ethical standards in a manner that will bear the closest scrutiny, and are responsible for seeking appropriate guidance before embarking on activities that might be questionable.

The Policy is intended to comply with the procedure prescribed in the Business Corporations Act (British Columbia) (the “Act”).  In the event there is an inconsistency between the requirements and procedures prescribed herein and those in the Act, the Company’s articles of continuance or any existing agreement between the Company and any of its fiduciaries, then the Act, articles of continuance or agreement will prevail.  If there is an inconsistency between the requirements and procedures prescribed herein and those in the legislation governing a corporate affiliate of the Company, the affiliate’s constating documents or any existing agreement between the affiliate and the fiduciary, then the legislation, constating documents or agreement will prevail.

The Policy is also intended to comply with the requirements of the stock exchanges on which the Company’s securities are listed for trading from time to time and the corresponding listing authorities and the National Policy 51-201 – Disclosure Standards.

Each fiduciary is required to become familiar with and adhere to the Policy.  Notwithstanding the foregoing, the Board (as hereinafter defined) or any committee of the Board as struck and designated by the Board has the discretion to exempt from the requirements of any part or parts of the Policy, any fiduciary who is an employee or agent of a federal, provincial, state, municipal or local government, parliament or legislature or any regulatory authority, agency, commission, board or affiliated entity of any government, parliament or legislature.

A fiduciary should notify the Company of any concerns or difficulties in interpretation or application of the Policy.  The Policy is subject to modification and further development in light of the Group’s ongoing experience with it.  The Group reserves the right unilaterally to amend the Policy and any of its provisions without advance notification.  A copy of any amendment to the Policy will be delivered to each fiduciary.  In addition, the Group reserves the right to use discretion when applying the Policy in particular instances.

The Policy

Article 1 – Definitions

1.1           Definitions.

(a)	Act. “Act” means the Business Corporations Act (British Columbia).

(b)	Affiliate. The word “affiliate” has the meaning given to it under Sections 1 and 2 of the Act, as set out on Appendix 1.

(c)
Applicable Laws.  “Applicable Laws” means all applicable federal, provincial, state, municipal or local government laws, statutes, rules, by-laws and regulations, and all applicable official rules, policies, notices, directives, orders, judgments and decrees of Governmental Bodies.

(d)	Board. “Board” means the board of directors of the Company.

(e)	Company. “Company” means Mercator Minerals Ltd.

(f)
Conflict of Interest.  Subject to paragraph 1.2 below, a “conflict of interest” exists if a fiduciary has personal financial interests or other opportunities for personal benefit of such a nature or extent that they could reasonably be expected to exert a substantial and improper influence upon the fiduciary’s professional judgment in exercising any duty or responsibility to a member of the Group.  Without limiting the generality of the foregoing, and subject to paragraph 1.2 below, the following circumstances constitute a conflict of interest:

(i)	a contract or proposed contract between a member of the Group and a fiduciary or a family member of a fiduciary;

(ii)
a contract or proposed contract in which a member of the Group is or is proposed to be a party, and (A) in which a fiduciary or a family member of a fiduciary has, other than by reason solely of his or her relationship with the Group, a direct or indirect material financial interest; or (B) one of the other parties to the contract or proposed contract is an entity in or for which a fiduciary or a family member of a fiduciary is a principal, agent, director, officer, employee, consultant, shareholder, investor or legal representative;

(iii)	a fiduciary directly or indirectly competing with a member of the Group;

(iv)
a fiduciary directly or indirectly (i) having a material financial interest in; (ii) serving as a principal, agent, director, officer, employee, consultant, shareholder, investor or legal representative of or to; (iii) advising, lending money to or guaranteeing the debts or obligations of; or (iv) permitting his or her name to be used or employed by or associated with, an entity that competes with a member of the Group;

(v)
a fiduciary or a family member of a fiduciary demanding, accepting or offering or agreeing to accept a direct or indirect commission, reward, advantage, benefit, gift, entertainment or other favour from any individual or entity that:

(i)	does or is seeking to do business with a member of the Group, or

(ii)	has received, is receiving or is seeking to receive a loan or investment, or secure other financial commitments from a member of the Group,

under circumstances where it reasonably might be inferred that such action was intended to influence or might influence the fiduciary in the performance of his or her duties.  This does not preclude the acceptance of items of nominal or insignificant value or entertainment of nominal or insignificant value, which are not related to any particular transaction or activity of the Company or any of its affiliates; and

(vi)
a fiduciary engaging in any business or transaction or having a material financial interest or other personal interest that is incompatible with the discharge of the fiduciary’s duties and responsibilities.

(g)	Director. A “director” means a director of the Company or any of its affiliates.

(h)	Family Member. A “family member” is a spouse (including a common law spouse), domestic partner, parent, child, sibling or a spouse of a child or sibling.

(i)	Fiduciaries. The “fiduciaries” are the directors and officers of the Company and its affiliates and a “fiduciary” is any one such individual.

(j)
Governmental Bodies.  A “Governmental Body” or “Governmental Bodies”, as the case may be, is any federal, provincial, state, municipal or local government, parliament, legislature or any regulatory authority, agency, commission or board of any government, parliament or legislature, or any court or, without limitation to the foregoing, any other law, regulation or rule-making entity (including, without limitation, any central bank, fiscal or monetary authority or authority regulating banks, and any stock exchange, inter-dealer quotation network or other organized trading facility or securities regulatory body), having or purporting to have jurisdiction in the relevant circumstances, or any person acting or purporting to act under the authority of any of the foregoing (including, without limitation, any arbitrator).

(k)	Group. “Group” means the Company and its affiliates.

(l)	Material Financial Interest. A “material financial interest” includes a material ownership or investment interest as well as a compensation arrangement.

(m)	Permitted Conflict. A “Permitted Conflict” includes the following:

(i)	a conflict of interest or potential conflict of interest that results from a fiduciary directly or indirectly acting for a member of the Group in a professional advisory capacity;

(ii)
a conflict of interest or potential conflict of interest that results from a fiduciary directly or indirectly acting for an entity that competes with a member of the Group in a professional advisory capacity;

(iii)	an arrangement by way of security for money lent to or obligations undertaken by a fiduciary, or by an entity in which he or she has an interest, for the benefit of a member of the Group;

(iv)	a contract relating primarily to a fiduciary’s remuneration as a director, officer, employee or agent of a member of the Group;

(v)	a contract between a member of the Group and a fiduciary for indemnity or insurance; and

(vi)	a conflict of interest or potential conflict of interest that results from a contract between two different members of the Group.

(n)	Policy. “Policy” means this Ethics and Conflict of Interest Policy.

(o)
Unrelated.  A director is “unrelated” if he or she is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Group, other than interests and relationships arising from shareholding.  For the purposes of this definition, a consulting, advisory or other compensatory fee received by a director from a member of the Group solely in the director’s capacity as a member of a board of directors, the Company’s Audit Committee or any other committee of a board of directors, shall be deemed not to be an interest which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Group.

1.2	Exclusions.

Notwithstanding anything else contained in the Policy, no conflict of interest will exist solely by virtue of:

(a)	a fiduciary directly or indirectly holding any class of publicly traded securities of:

(i)	an entity that is or is proposed to be a party to a contract or a proposed contract in which a member of the Group is or is proposed to be a party; or

(ii)	an entity that competes with a member of the Group,

provided that the fiduciary, alone or in conjunction with any other individual or entity, does not directly or indirectly hold more than 1% of the securities of any such class; or

(b)	an investment in:

(i)	an entity that is or is proposed to be a party to a contract or a proposed contract in which a member of the Group is or is proposed to be a party; or

(ii)	an entity that competes with a member of the Group,

by a mutual fund, pension or other institutional investment over which a fiduciary and his or her family members has no control.

Article 2 – General Duties

2.1           Good Faith.

When discharging his or her duties and responsibilities to the Company or another member of the Group, a fiduciary must at all times act in good faith, responsibly and with due care and diligence.  A fiduciary must strive to ensure that his or her independent judgment is not compromised.

2.2           Corporate Assets.

A fiduciary must strive to protect the Group’s assets and resources.  A fiduciary must use any corporate assets and resources employed by the fiduciary or entrusted with the fiduciary in a responsible manner.

2.3           Advance Interests.

A fiduciary must act to advance the Group’s legitimate interests when the opportunity arises.

2.4           Fair Dealing.

A fiduciary must not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practise.

Article 3 – Disclosure of Conflict

3.1           Disclosure of Conflict.

A fiduciary who has a conflict of interest or potential conflict of interest, or who is unsure as to whether a conflict of interest or potential conflict of interest exists, must disclose in writing to the Board or such Committee of the Board as struck and designated by the Board, the nature and extent of the actual or possible conflict of interest or potential conflict of interest.  The disclosure must be made forthwith after the fiduciary becomes aware of the actual or possible conflict of interest or potential conflict of interest and in sufficient detail and form as to afford the Board or such Committee of the Board as struck and designated by the Board, an understanding of the relevant facts.

The Board or such Committee of the Board as struck and designated by the Board, will review any disclosure made in accordance with this paragraph 3.1 as well as any disclosure made in any Conflict of Interest Questionnaire and determine whether it reasonably requires additional information.  If a request for additional information is reasonably made, the fiduciary must provide it to the Board or such Committee of the Board as struck and designated by the Board, forthwith.

Provided a conflict of interest or potential conflict of interest is found to exist, then as soon as the Board or such Committee of the Board as struck and designated by the Board, has completed its review, and in any event within 15 days following the date of initial disclosure, the Board or such Committee of the Board as struck and designated by the Board will report to the Board with its findings and its recommendations.

Within five days of receiving a report, the Board will issue a written directive to the fiduciary advising the fiduciary of the findings of the Board or such Committee of the Board as struck and designated by the Board, and the steps that the Board requires the fiduciary to take.  In general, the directives will follow the guidelines established under Article 4 of the Policy.  However, the Group reserves the right to use discretion when applying the guidelines in any particular instance.

In addition, fiduciaries must ensure they satisfy the disclosure requirements of sections 147 to 149 of the Act (or the requirements of equivalent legislation governing them), a copy of which is attached as Appendix 1.

Article 4 - General Conflicts Guidelines

4.1           Avoidance of Conflicts of Interest.

Unless otherwise provided herein, a fiduciary must structure his or her activities and interests to avoid conflicts of interest and potential conflicts of interest and refrain from making personal profits from his or her position.  A fiduciary must act at all times with honesty and integrity and refrain from using corporate assets, information, opportunities or the fiduciary’s position for personal gain or taking for himself or herself personally opportunities that are discovered through the use of corporate assets, information, opportunities or the fiduciary’s position.

4.2	Prohibition.

As a general rule, fiduciaries are prohibited from engaging in any activity described under sections 1.1(f)(iii), (iv), (v) or (vi) above, unless the activity is a Permitted Conflict.

4.3           Approval of Proposed Contracts.

As a general rule, a board of directors of the Group should not approve a proposed contract that places a fiduciary in a conflict of interest, unless the conflict of interest is a Permitted Conflict or one of the following two exceptions applies:

1.	the proposed contract provides no benefit, or only minimal benefit, to the fiduciary or to the relevant family member of the fiduciary; or

2.	the benefit to the relevant member of the Group is such that the conflict of interest should be tolerated.

Even if one of the foregoing two exceptions applies, the proposed contract should not be approved unless:

(a)	overall, the contract is fair and reasonable and in the best interests of the relevant member of the Group;

(b)
the board of directors has made reasonable inquiries and has received information in response confirming there is no alternative to the contract that is both reasonable and as favourable to the relevant member of the Group; and

(c)	tolerating the conflict will not impair public confidence in the Company or any other member of the Group or their reputations.

Notwithstanding anything to the contrary, no board of directors of the Group will directly or indirectly extend or maintain credit or arrange for an extension of credit or renew an extension of credit, in the form of a personal loan, to or for any fiduciary of the Company or another member of the Group.

4.4	Board Meetings.

As a general rule, if a director is in a conflict of interest or potential conflict of interest as a result of a proposed contract, including a Permitted Conflict that relates to the director’s own remuneration, that director will not participate in or be permitted to hear the discussion of the matter at any meeting of directors except to disclose material facts and to respond to questions.  The director will not be counted in determining the presence of a quorum for purposes of the vote.  The director will not vote on any resolution to approve the proposed contract and will not be present in the meeting room when the vote is taken, unless the vote is by secret ballot.

The foregoing does not apply if the conflict of interest or potential conflict of interest is a Permitted Conflict, other than a Permitted Conflict that relates to the director’s own remuneration.

Article 5 – Committees

5.1           Other Committees.

To minimise the potential for issues and to comply with Applicable Laws, the Board will also ensure that an Audit Committee and Compensation Committee of the Board are put in place, that appropriate mandates, internal controls, policies and procedures are developed for each such committee and that the mandates, internal controls, policies and procedures comply with Applicable Laws.

5.3	Audit Committee.

The Company’s Audit Committee will be composed of at least three non-executive directors of the Company who are unrelated to the Company and its affiliates.  All of the members must be financially literate and at least one must be a financial expert.  Members of the Audit Committee must not accept, other than for service on the Audit Committee, the Board or another committee of the Board, any consulting, advisory or other compensatory fee from the Company or another member of the Group.

5.4           Compensation Committee.

The Compensation Committee will be composed of at least three non-executive directors of the Company who are unrelated to the Company and its affiliates.  The Compensation Committee, in consultation with the Chief Executive Officer of the Company, will make recommendations to the Board on the Group’s framework of executive remuneration and its cost and on specific remuneration packages for each of the executives.  The remuneration of non-executives, including members of the Compensation Committee, will be determined by the Board.

Article 6 - Confidential Information

6.1	Confidential Information.

Each fiduciary will exercise care not to disclose confidential information acquired in connection with his or her position or information the disclosure of which might be adverse to the interests of the Company or another member of the Group.  No fiduciary will disclose or use information relating to the business of the Company or another member of the Group for the personal profit or advantage of the fiduciary or a family member of the fiduciary.

Article 7 – Compliance with Laws and Policies

7.1           Compliance with Laws and Policies.

Each fiduciary must:

(a)
comply with all Applicable Laws, including, without limitation, insider trading and tipping laws, the Corruption of Foreign Officials Act (Canada) and the Foreign Corrupt Practices Act (United States);

(b)
comply with all applicable policies and procedures established from time to time by the Company or another member of the Group including, without limitation, policies and procedures with respect to protection of material, non-public and other confidential information, prevention of insider trading and tipping and pre-clearance of trades of the Company’s securities; and

(c)
comply with all applicable corporate governance mandates, internal controls, policies and procedures developed or adopted by a board of directors of the Group or a committee of a board of directors of the Group from time to time.

7.2	Responsibilities of the Directors.

The directors are responsible, collectively and individually, for the Group’s compliance with Applicable Laws.  A director must disclose without delay all information that the Company or another member of the Group needs in order to comply with Applicable Laws, insofar as that information is known to the director or could with reasonable diligence be ascertained by the director.  Whenever appropriate, directors are required to seek advice from the Group’s advisors regarding the Group’s compliance with Applicable Laws and take that advice into account.

Article 8 – Additional Provisions for Financial Officers

8.1           Additional Provisions for Financial Officers.

The Company’s Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Financial Controller, and any person performing a similar function, are also required to adhere to the provisions set out in Appendix 2 to the Policy, which forms a part of the Policy.

Article 9 – Violation of Policy or Directive

9.1	Report Violations.

Individuals are strongly encouraged to speak with a member of the Compliance Committee about any possible violation of the Policy and to report any actual violation of the Policy or any other illegal or unethical behaviour.  With the exception of violations of Appendix 2 of the Policy, the report should be made to the Compliance Committee.  With respect to violations of Appendix 2 of the Policy, the report should be made to the Audit Committee.  Upon receiving a report, the Compliance or Audit Committee, as applicable, will conduct a prompt, thorough and fair examination, document the situation and, if appropriate, recommend to the Board appropriate disciplinary and corrective action.

To the extent practicable, all reports will be kept confidential.  The Group will not condone any retaliation for a report made in good faith.

9.2	Failure to Disclose Conflict of Interest.

If the Compliance Committee has reasonable cause to believe that a fiduciary has failed to disclose a conflict of interest or potential conflict of interest, it will inform the fiduciary of the basis for such belief and afford the fiduciary an opportunity to explain the alleged failure to disclose.

If, after hearing the response of the fiduciary and making such further investigation as may be warranted in the circumstances, the Compliance Committee determines that the fiduciary has in fact failed to disclose an actual or potential conflict of interest, it will recommend to the Board appropriate disciplinary (not excluding the possibility of summary dismissal) and corrective action.

9.3	Violation of Policy or Board Directive.

The violation of the Policy including any directive issued by the Board, is a serious matter and, in addition to any fines or penalties imposed under Applicable Laws, may constitute cause for the removal or dismissal of a fiduciary.

Acknowledgement

Please sign and return to the Company the duplicate copy of the Policy to indicate that you have read it and that you agree to comply with it.  Please retain the original copy for your files.

Date: ______________________
Signature

Name

Appendix 1

Section 1 of the Business Corporations Act (British Columbia)

1(1) "affiliate" means a corporation that is affiliated with another corporation within the meaning of section 2

Section 2 of the Business Corporations Act (British Columbia)

2.(1) For the purposes of this Act, one corporation is affiliated with another corporation if

(a) one of them is a subsidiary of the other,

(b) both of them are subsidiaries of the same corporation, or

(c) each of them is controlled by the same person.

(2) For the purposes of this Act, a corporation is a subsidiary of another corporation if

(a) it is controlled by

(i) that other corporation,

(ii) that other corporation and one or more corporations controlled by that other corporation, or

(iii) 2 or more corporations controlled by that other corporation, or

(b) it is a subsidiary of a subsidiary of that other corporation.

(3) For the purposes of this section, a corporation is controlled by a person if

(a) shares of the corporation are held, other than by way of security only, by the person, or are beneficially owned, other than by way of security only, by

(i) the person, or

(ii) a corporation controlled by the person, and

(b) the votes carried by the shares mentioned in paragraph (a) are sufficient, if exercised, to elect or appoint a majority of the directors of the corporation.

(4) For the purposes of this Act, a corporation is the holding corporation of a corporation that is its subsidiary.

(5) For the purposes of this Act, a corporation is a wholly owned subsidiary of another corporation if all of the issued shares of the first corporation are held by one or both of

(a) that other corporation, and

(b) a wholly owned subsidiary, or wholly owned subsidiaries, of that other corporation.

Sections 147 of the Business Corporations Act (British Columbia)

Disclosable interests

147 (1) For the purposes of this Division, a director or senior officer of a company holds a disclosable interest in a contract or transaction if

(a) the contract or transaction is material to the company,

(b) the company has entered, or proposes to enter, into the contract or transaction, and

(c) either of the following applies to the director or senior officer:

(i) the director or senior officer has a material interest in the contract or transaction;

(ii) the director or senior officer is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction.

(2) For the purposes of subsection (1) and this Division, a director or senior officer of a company does not hold a disclosable interest in a contract or transaction if

(a) the situation that would otherwise constitute a disclosable interest under subsection (1) arose before the coming into force of this Act or, if the company was recognized under this Act, before that recognition, and was disclosed and approved under, or was not required to be disclosed under, the legislation that

(i) applied to the corporation on or after the date on which the situation arose, and

(ii) is comparable in scope and intent to the provisions of this Division,

(b) both the company and the other party to the contract or transaction are wholly owned subsidiaries of the same corporation,

(c) the company is a wholly owned subsidiary of the other party to the contract or transaction,

(d) the other party to the contract or transaction is a wholly owned subsidiary of the company, or

(e) the director or senior officer is the sole shareholder of the company or of a corporation of which the company is a wholly owned subsidiary.

(3) In subsection (2), "other party" means a person of which the director or senior officer is a director or senior officer or in which the director or senior officer has a material interest.

(4) For the purposes of subsection (1) and this Division, a director or senior officer of a company does not hold a disclosable interest in a contract or transaction merely because

(a) the contract or transaction is an arrangement by way of security granted by the company for money loaned to, or obligations undertaken by, the director or senior officer, or a person in whom the director or senior officer has a material interest, for the benefit of the company or an affiliate of the company,

(b) the contract or transaction relates to an indemnity or insurance under Division 5,

(c) the contract or transaction relates to the remuneration of the director or senior officer in that person's capacity as director, officer, employee or agent of the company or of an affiliate of the company,

(d) the contract or transaction relates to a loan to the company, and the director or senior officer, or a person in whom the director or senior officer has a material interest, is or is to be a guarantor of some or all of the loan, or

(e) the contract or transaction has been or will be made with or for the benefit of a corporation that is affiliated with the company and the director or senior officer is also a director or senior officer of that corporation or an affiliate of that corporation.

Sections 148 of the Business Corporations Act (British Columbia)

Obligation to account for profits

148 (1) Subject to subsection (2) and unless the court orders otherwise under section 150 (1) (a), a director or senior officer of a company is liable to account to the company for any profit that accrues to the director or senior officer under or as a result of a contract or transaction in which the director or senior officer holds a disclosable interest.

(2) A director or senior officer of a company is not liable to account for and may retain the profit referred to in subsection (1) of this section in any of the following circumstances:

(a) the disclosable interest was disclosed before the coming into force of this Act under the former Companies Act that was in force at the time of the disclosure, and, after that disclosure, the contract or transaction is approved in accordance with section 149 of this Act, other than section 149 (3);

(b) the contract or transaction is approved by the directors in accordance with section 149, other than section 149 (3), after the nature and extent of the disclosable interest has been disclosed to the directors;

(c) the contract or transaction is approved by a special resolution in accordance with section 149, after the nature and extent of the disclosable interest has been disclosed to the shareholders entitled to vote on that resolution;

(d) whether or not the contract or transaction is approved in accordance with section 149,

(i) the company entered into the contract or transaction before the director or senior officer became a director or senior officer of the company,

(ii) the disclosable interest is disclosed to the directors or the shareholders, and

(iii) the director or senior officer does not participate in, and, in the case of a director, does not vote as a director on, any decision or resolution touching on the contract or transaction.

(3) The disclosure referred to in subsection (2) (b), (c) or (d) of this section must be evidenced in a consent resolution, the minutes of a meeting or any other record deposited in the company's records office.

(4) A general statement in writing provided to a company by a director or senior officer of the company is a sufficient disclosure of a disclosable interest for the purpose of this Division in relation to any contract or transaction that the company has entered into or proposes to enter into with a person if the statement declares that the director or senior officer is a director or senior officer of, or has a material interest in, the person with whom the company has entered, or proposes to enter, into the contract or transaction.

(5) In addition to the records that a shareholder of the company may inspect under section 46, that shareholder may, without charge, inspect

(a) the portions of any minutes of meetings of directors, or of any consent resolutions of directors, that contain disclosures under this section, and

(b) the portions of any other records that contain those disclosures.

(6) In addition to the records a former shareholder of the company may inspect under section 46, that former shareholder may, without charge, inspect the records referred to in subsection (5) (a) and (b) of this section that are kept under section 42 and that relate to the period when that person was a shareholder.

(7) Sections 46 (7) and (8), 48 (1) and (3) and 50 apply to the portions of minutes, resolutions and records referred to in subsections (5) and (6) of this section.

Sections 149 of the Business Corporations Act (British Columbia)

Approval of contracts and transactions

149 (1) A contract or transaction in respect of which disclosure has been made in accordance with section 148 may be approved by the directors or by a special resolution.

(2) Subject to subsection (3), a director who has a disclosable interest in a contract or transaction is not entitled to vote on any directors' resolution referred to in subsection (1) to approve that contract or transaction.

(3) If all of the directors have a disclosable interest in a contract or transaction, any or all of those directors may vote on a directors' resolution to approve the contract or transaction.

(4) Unless the memorandum or articles provide otherwise, a director who has a disclosable interest in a contract or transaction and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

Appendix 2

Financial Officers

A2.1	Presentation of Information.

The Company’s Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Financial Controller, and any person performing a similar function (collectively, the “Financial Officers”), must, to the best of their abilities:

(a)	present financial information fully, honestly and professionally so that it will be understood in its context; and

(b)
ensure that financial information is maintained in a manner that describes clearly the true nature of business transactions, assets or liabilities and entries are classified and recorded in a timely and proper manner.

A2.2           Disclosure in Reports and Documents.

The Financial Officers will perform their duties and responsibilities with a view to ensuring that all reports and documents required to be filed with Governmental Bodies contain full, fair, accurate, timely and understandable disclosure.

A2.3           Supply of Information.

The Financial Officers must put procedures in place to ensure that they are supplied in a timely manner with all information in a form and of a quality appropriate to enable them to discharge their duties under the Policy and Applicable Laws.